UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ECOBAN SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

78 DECATUR ROAD
(No. and Street)

NEW ROCHELLE (City) NEW YORK (State) 10801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN P. DE GOT (212) 805-8303
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FARKOUH, FURMAN & FACCIO LLP
(Name – *if individual, state last, first, middle name*)

460 PARK AVENUE (Address) NEW YORK (City) NEW YORK (State) 10022 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEPHEN P. DE GOT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ECOBAN SECURITIES CORPORATION, as of DECEMBER 31, 20 21, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OUSMANE DIOP
Notary Public State of New York
No. 01DI6392371
Qualified in Westchester County
My Commission Expires May 23, 2023

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ecoban Securities Corporation

Financial Statements

December 31, 2020

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

ECOBAN SECURITIES CORPORATION
DECEMBER 31, 2020

TABLE OF CONTENTS

FARKOUH
FURMAN & FACCIO
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Ecoban Securities Corporation:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ecoban Securities Corporation, as of December 31, 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Ecoban Securities Corporation as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Ecoban Securities Corporation's management. Our responsibility is to express an opinion on Ecoban Securities Corporation's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Ecoban Securities Corporation in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Farkouh, Furman & Faccio LLP

CERTIFIED PUBLIC ACCOUNTANTS

We have served as Ecoban Securities Corporation's auditor since 2001.

New York, New York
February 26, 2021

Proud Member of AlliottGlobalAlliance™

Together as One. Farkouh, Furman & Faccio is a member of the Alliott Global Alliance of independent professional firms.

ECOBAN SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

ASSETS:	
Cash	$ 214,147
Fees receivable	33,785
Prepaid expenses and other current assets	51,386
Deferred tax asset	41,980
TOTAL ASSETS	$ 341,298

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 18,749
Commission payable	126,563
TOTAL LIABILITIES	145,312
COMMITMENTS	
STOCKHOLDER'S EQUITY:	
Common stock - $1 par value, 1,000 shares authorized, 103 shares issued and outstanding	103
Additional paid-in capital	275,156
Accumulated deficit	(79,273)
TOTAL STOCKHOLDER'S EQUITY	195,986
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 341,298

See Accompanying Notes to Financial Statements

ECOBAN SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS:

Ecoban Securities Corporation, (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. and the Securities Investors Protection Corporation.

The Company receives service fees (1) when acting as a placement agent in the underwriting of offerings and (2) related to its participation in road shows on behalf of various businesses.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Revenue Recognition
The Company accounts for revenue under the provisions of FASB ASC 606, "Revenue from Contracts with Customers." Under the standard, recognition of revenue occurs when a customer obtains control of promised services or goods in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts. Any gains or losses resulting from foreign currency transactions are included in revenue.

The following provides detailed information on the recognition of our revenues from contracts with customers:

Placement Agent Fees: The Company provides placement agent services in both the equity and debt capital markets, including private equity placements, initial public offerings, follow-on offerings and equity-linked convertible securities transactions and structuring, underwriting and distributing public and private debt. Placement agent fees are recognized when the client obtains the control and benefit of the offering at that point. Costs associated with capital markets transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded, and are recorded on a gross basis.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Revenue Recognition (Continued)

Service Fees: The service fees represent revenue resulting from consulting services including non-deal road shows and marketing materials. Fees from these advisory assignments are recognized in revenues when the services related to the underlying transaction are completed.

Information on Remaining Performance Obligations
The Company does not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. These performance obligations generally relate to the service fee income and are expected to be resolved within three months or less as of December 31, 2020.

Fees Receivable
On January 1, 2020 the Company adopted ASU 2016-13, "Financial Instruments – Credit Losses (Topic 326)," along with related clarifications and improvements. This pronouncement requires companies to measure credit losses utilizing a methodology that reflects expected credit losses and requires a consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The Company adopted the standard using the modified-retrospective approach as of the effective date. The modified retrospective approach requires an entity to recognize a cumulative-effect adjustment to accumulated deficit as of the beginning of the first reporting period in which this guidance is effective. As of January 1, 2020, the adoption of this standard did not result in a change to accumulated deficit.

The timing of the revenue recognition may differ from the timing of payment by the customers. The Company records a receivable when revenue is recognized prior to payment and it has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied.

Receivables related to revenues from contracts with customers amounted to $33,785 at December 31, 2020. The Company carries its fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its fees receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at December 31, 2020.

Contract Costs
The Company does not incur any contract costs with the exception of those included in the contract and incurred by its registered representatives.

Leases
The Company accounts for leases under the provisions of FASB ASC 842, "Leases" ("ASC 842"). The standard establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months and classify as either operating or finance leases.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Leases (Continued)

In accordance with ASC 842, at the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on the unique facts and circumstances present and the classification of the lease including whether the contract involves the use of a distinct identified asset, whether the Company obtains the right to substantially all the economic benefit from the use of the asset, and whether the Company has the right to direct the use of the asset. Leases with a term greater than one year are recognized on the balance sheet as ROU assets and lease liabilities. The Company has elected not to recognize on the balance sheet leases with terms of one year or less under practical expedient in paragraph ASC 842-20-25-2. For contracts with lease and non-lease components, the Company has elected not to allocate the contract consideration and to account for the lease and non-lease components as a single lease component.

See Note 5.

Income Taxes

The Company's fiscal tax year ends on March 31, 2021. It is projected that the taxable income will be significantly lower than the net operating loss carry forward from the previous fiscal year. Accordingly, there is no tax liability recorded as of December 31, 2020.

The Company accounts for income taxes in accordance with FASB ASC 740 "Income Taxes." Federal, state and local income taxes are calculated and recorded on the current period's activity in accordance with the tax laws and regulations that are in effect. Deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities, using enacted tax rates in effect in the years the differences are expected to reverse.

Deferred income tax benefit (expense) results from the change in net deferred tax assets or deferred tax liabilities. A valuation allowance is recorded when it is more likely than not that some or all deferred tax assets will not be realized. The Company accounts for uncertainties in income taxes under the provisions of FASB ASC 740-10-05 (the "Subtopic"). The Subtopic clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The Subtopic prescribes a recognition threshold and measurement attitude for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Subtopic provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and such differences could be material.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Subsequent Events

The Company has evaluated subsequent events and transactions through February 26, 2021, the date the financial statements were available to be issued, and determined that there are no material events that would require disclosure in the Company's financial statements.

On March 11, 2020, the World Health Organization announced that infections caused by the coronavirus disease of 2019 ("COVID-19") had become pandemic, and on March 13, 2020, the U.S. President announced a national emergency relating to the disease. National, state and local authorities have adopted various regulations and orders, including mandates on the number of people that may gather in one location and closing non-essential businesses.

Financial impacts related to COVID-19, including actions and costs in response to the pandemic, were not material to the Company's year-end December 31, 2020 financial position, results of operations or cash flows. Going forward, the Company currently expects the COVID–19 crisis not to result in a reductions to the year-end December 31, 2021 revenue and operating margins.

NOTE 3 - CONCENTRATIONS OF CREDIT RISK:

The Company maintains principally all cash balances in one financial institution which, at times may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account. At December 31, 2020, the amount in excess of insured limits was $0.

NOTE 4 - INCOME TAXES:

Federal net operating loss carryforwards of $283,977 are available to the Company of which $86,429 expires in fiscal 2039 and $197,548 do not expire. In addition, the Company has a capital loss carryforward of $8,739 expiring in 2024.

The Company's deferred income tax assets consist of net operating loss and capital loss carryforwards. The Company did not record a valuation allowance against its deferred tax assets as the Company determined that it was more likely than not that the deferred tax assets will be realized in future periods based on future estimates of taxable income.

At December 31, 2020, the Company had no material unrecognized tax benefits. The Company recognizes interest and penalties in interest expense. As of December 31, 2020, the Company recorded no interest and penalties.

The Company files federal, state and local income tax returns in jurisdictions with varying statutes of limitations. The 2017 through 2020 tax years generally remain subject to examination by the respective tax authorities.

NOTE 5 - COMMITMENTS:

The Company rented office space in New York City on a month-to-month basis through February 2020. Effective March 1, 2020, the Company commenced renting office space on a month-to-month in New Rochelle, New York.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2020, and were subsequently settled had no material effect on the financial statements as of that date.

NOTE 6 - RELATED PARTY TRANSACTIONS:

The Company received a promissory note from the trustee of its stockholder. The note bears interest at a rate of 3% per annum and is due on demand. As of December 31, 2020, there was no balance on the note receivable.

NOTE 7 - NET CAPITAL REQUIREMENT:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2020, the Company had net capital of $100,086, which was $95,086 in excess of its required net capital of $5,000. The Company's net capital ratio was 18.73%.

NOTE 8 - NON-CONFORMING SUBORDINATED BORROWINGS:

The Company has entered into subordination agreements with its registered representatives, whereby any commissions or concessions payable by the Company to the registered associated person are subordinated to the claims of general creditors and such subordination thereby excludes the registered associated person from being a "customer" under the Securities Investor Protection Act of 1970 to the extent of the subordination. The borrowings under subordination agreements for commission payable as of December 31, 2020 were $126,563.